January 17, 2013

VIA EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Tia L. Jenkins

Re:    Express, Inc.
Form 10-K for Fiscal Year Ended
January 28, 2012
Filed March 23, 2012
File No. 001-34742

Dear Ms. Jenkins:

On behalf of Express, Inc., a Delaware corporation (the “Company”), please find below the Company's response to the letter, dated January 7, 2013, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company's Annual Report on Form 10-K for the year ended January 28, 2012 (the “Form 10-K”). The Company's response below corresponds to the caption and number of the Staff's comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-Q for Quarter ended October 27, 2012

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 23

1.
We note the historical trends of sales in your retail stores and your e-commerce channels. We specifically note that your e-commerce sales increased 60% in 2010, 39% in 2011 and 21% in the third quarter of 2012 and represented approximately 12% of your total net sales in the third quarter of 2012. To help investors gain a more thorough understanding of your sales, trends in profitability, and potential variability, please provide a more robust discussion of e-commerce sales and its impact on gross profit for each period presented. Please also discuss historical trends, causative factors, and your consideration as to whether those trends are likely to continue.

Please provide us with the text of your proposed disclosure based on your October 27, 2012 results that you plan to include in future filings. See SEC Release 33-8350 for guidance.

Response:
Since the launch of our e-commerce website in July 2008, we have managed the e-commerce and store channels as a single operating segment. Our online and brick and mortar stores are substantially integrated, with consistent branding, merchandising, and marketing. Additionally, the data used by management in the ordinary course of business does not fully reflect the results that would be achieved if the Company’s online and store channels were operated and managed as separate operating segments. For example, orders placed in store and fulfilled online are reported as online revenues, merchandise returns are not necessarily reflected in the results of the same channel from which they were purchased, and many centrally managed expenses (e.g., fabric cancellations, samples, inventory adjustments, information technology, and other corporate expenses) are not allocated between channels. Given these facts, we respectfully advise the Staff that we do not believe providing a separate discussion of gross profit relative to e-commerce is particularly meaningful in the context of evaluating our overall business performance. We will, however, in response to the Staff's comments, include a more robust discussion of e-commerce sales, including, where appropriate, historical trends, causative factors, and our thoughts about the future of this channel and its continued impact on our business. Please see below for an example of the type of disclosure we would plan to include in future filings, based on our October 27, 2012 results.

Expand Our e-Commerce Platform
In the third quarter of 2012, our e-commerce sales increased 21%, which was on top of a 41% increase in the third quarter of 2011. The current year growth in e-commerce sales was driven by increased sales of both men's and women's merchandise. A significant contributor to our increase in e-commerce sales in 2012 was the continued movement towards more seamless multi-channel capabilities, including increasing our online assortment and improving online ordering capabilities in stores. We also believe that our website, mobile, and social media marketing initiatives continue to be drivers of our increase in e-commerce sales. In 2013, we plan to continue our investment in these initiatives, and, in addition, we plan to bring website administration in-house in Spring 2013, providing us additional flexibility and control over the look, content, and feel of our website. We believe this affords us the opportunity to continue to grow e-commerce sales, although not necessarily at the same rate as in the past given the progress we have already made in this area. E-commerce sales represented 12% of total net sales in the third quarter of 2012, and we continue to expect this channel to grow to 13-15% of total net sales in the next few years.

2.
Considering the rapid increase in your e-commerce business (i.e. approximately 12% of your net sales), provide us with and confirm that you will include in future filings the comparable store sales change for each period presented excluding your e-commerce sales.

Response:
We acknowledge the Staff's comment and advise the staff that we already disclose the dollar change in total comparable sales (page 24), e-commerce sales (page 8), and store sales (page 8) within our 10-Q. We believe this provides the reader with sufficient information to determine the trends in each channel of our business. However, at the Staff's request, we confirm that, in future filings, we will include comparable sales (excluding e-commerce sales) in addition to the currently provided information.

The requested information is presented in the table below for the periods noted:

	Thirteen Weeks Ended		Thirty-Nine Weeks Ended
	October 27, 2012	October 29, 2011	October 27, 2012	October 29, 2011
Comparable sales percentage (decrease)/increase (excluding e-commerce sales)	(8)%	2%	(3)%	4%

I hope that the foregoing has been responsive to the Staff's comments.

In responding to your comments, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to any of the foregoing, please feel free to contact me at (614) 474-4300.

Very truly yours,

/s/ D. Paul Dascoli

D. Paul Dascoli
Chief Financial Officer
Express, Inc.